SEAGATE TECHNOLOGY PUBLIC LIMITED COMPANY

February 23, 2011

VIA EDGAR AND TELECOPIER 202-772-9210

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:       Stephen Krikorian

Morgan Youngwood

Barbara Jacobs

Philip Rothenberg

Re:          Seagate Technology public limited company

Form 10-Q for the quarterly period ended December 31, 2010

Filed February 3, 2011

Form 10-K for fiscal year ended July 2, 2010

Filed August 20, 2010

File No. 001-31560

Dear Mr. Krikorian:

On behalf of Seagate Technology public limited company, an Irish public limited company (the “Company”), we acknowledge receipt of your letter on behalf of the Staff of the Securities and Exchange Commission, dated February 17, 2011 (the “Staff’s Letter”).

The Company’s legal and accounting teams are carefully reviewing the Staff’s Letter and the Company needs additional time in order to prepare its response.  We respectfully request an extension of time until March 18, 2011 to submit our response.

We trust that our proposed response timetable as set forth above is acceptable. If you have any comments or would like further information, please contact undersigned at (831) 439-2545 or Kenneth M. Massaroni at (831) 439-2547.

Very truly yours,

/s/ PATRICK J. O’MALLEY
Patrick J. O’Malley
Executive Vice President and Chief Financial Officer

cc:       Stephen J. Luczo

Chairman, President and Chief Executive Officer

cc:       David H. Morton

Vice President, Finance, Treasurer and Principal

Accounting Officer

cc:       Kenneth M. Massaroni

Senior Vice President, General Counsel and

Corporate Secretary